Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
Saskatchewan
All amounts in Canadian dollars		Canada
unless specified otherwise

Cameco reports third quarter results: year-to-date performance as expected; nuclear industry fundamentals continue to strengthen; disciplined strategy and integrated nuclear exposure support long-term value creation; annual dividend declared

October 30, 2026

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2026, in accordance with International Financial Reporting Standards (IFRS).

“We continue to be guided by our disciplined strategy and the strength of our diversified nuclear energy platform,” said Tim Gitzel, Cameco’s CEO. “Results for the quarter and the first nine months of 2026 were lower than the comparable period last year, largely due to a few significant items that affected year-over-year comparisons. We planned a longer maintenance outage at the Key Lake mill this year to undertake projects that are intended to ensure flexibility and sustainable operations, and as we expected, that outage, which began during the third quarter, resulted in lower production volume and higher costs this quarter. Last year, Westinghouse also received a significant payment related to the Dukovany nuclear project in the Czech Republic, so our equity earnings from our investment in Westinghouse for the first nine months of 2026 were lower. As with nearly every industry, we also continue to experience inflationary pressure, while broader market volatility is affecting sentiment. However, it is important to distinguish between changes in market sentiment and changes in underlying fundamentals. In our view, the fundamentals supporting nuclear energy remain stronger than ever. The reactors operating around the world today continue to require fuel; we believe fuel-cycle capacity remains constrained in many parts of the western market, and utilities continue to evaluate their long-term fuel requirements in an increasingly uncertain geopolitical environment. Importantly, our ownership interest in Westinghouse extends our participation across the nuclear value chain, providing exposure to reactor services, operating reactors and future deployment opportunities.

“We are encouraged by the increasing level of engagement we are seeing with customers as utilities continue to assess security of supply, fuel availability and future procurement needs. As we have consistently said, contracting activity is rarely linear and market conditions can influence the pace of utility decision-making, but customer requirements do not disappear. We believe our contract portfolio continues to provide valuable insight into future demand and remains central to how we evaluate opportunities and inform supply and investment decisions across our business.

“At Cameco, our strategy is built on discipline. We pursue disciplined contracting that supports long-term value creation, we use those commitments to inform our supply decisions, and we maintain disciplined financial management when allocating capital. We will not advance production, commit capital or pursue growth simply in response to headlines, short-term price movements or market enthusiasm surrounding any single theme. Instead, we remain focused on risk-adjusted returns, customer commitments and creating sustainable value for our owners over the long term.

“While growing electricity demand associated with artificial intelligence, data centres and the broader technology sector may provide additional upside for nuclear energy, it is important to recognize that our investment thesis does not depend on any single demand driver. The existing reactor fleet, life extensions, restarts, committed new-build activity, energy-security priorities and the need to replace declining supply continue to underpin our long-term outlook today. We believe our combination of proven assets, long-term customer relationships, supply flexibility and integrated exposure across the nuclear value chain provides a resilient foundation through periods of market volatility, and the potential for meaningful upside as nuclear growth continues to unfold. Stronger fundamentals reinforce our confidence in the market and underscore the importance of disciplined execution.”

Third Quarter Highlights

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Third quarter results included net earnings of $43 million, adjusted net loss of $2 million, and adjusted EBITDA of $267 million while results for the first nine months of the year included net earnings of $199 million, adjusted net earnings of $279 million and adjusted EBITDA of $1.2 billion. Results for the quarter and first nine months of the year were generally lower than in 2025, primarily due to lower equity earnings from our investment in Westinghouse, as well as lower sales volumes and higher average unit cost of sales, partially offset by higher average realized prices. See Consolidated financial results and Financial results by segment – Uranium in the third quarter MD&A for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of September 30, 2026, we had $860 million in cash and cash equivalents, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility.

•

Dividend: Our board of directors declared a 2026 annual dividend of $0.24 per common share, payable on December 15, 2026, to shareholders of record on November 30, 2026. The decision to declare an annual dividend is reviewed regularly by our board in the context of our cash flow, financial position, strategy and other relevant factors, including appropriate alignment with the cyclical nature of our earnings.

•

Uranium: In our core uranium segment, third quarter earnings before taxes were $175 million and adjusted EBITDA was $179 million compared to $172 million and $220 million, respectively, in 2025, due to our normal quarterly variations in deliveries and our lower planned 2026 sales delivery volumes resulting from our contracting discipline. Earnings before taxes for the first nine months of the year were $703 million and adjusted EBITDA was $855 million, compared to $681 million and $862 million in 2025, respectively. See Financial results by segment – Uranium in our third quarter MD&A for more information.

•

Fuel Services: In our Fuel Services segment, third quarter earnings before taxes were $13 million and adjusted EBITDA was $24 million, compared to $17 million and $25 million in 2025, respectively. Earnings before taxes for the first nine months of the year were $87 million while adjusted EBITDA was $120 million, compared to $129 million and $158 million in 2025, respectively, due to our normal variations in the mix of Fuel Services products sold. See Financial results by segment – Fuel services in our third quarter MD&A for more information.

•

Westinghouse: Westinghouse reported a net loss of $24 million (our share) for the third quarter, an improvement from a net loss of $32 million (our share) in the third quarter of 2025. Over the first nine months of the year, Westinghouse reported a net loss of $80 million (our share), in comparison to net earnings of $32 million (our share) in the same period in 2025. Equity earnings from our investment in Westinghouse were lower than in 2025 due to Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, which resulted in an approximate US$170 million increase in our share of Westinghouse’s 2025 second quarter revenue. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the third quarter of 2026, our share of Westinghouse’s adjusted EBITDA was $143 million, compared to $124 million in the third quarter of 2025, while adjusted EBITDA for the first nine months was $427 million, compared to $569 million in 2025. See Financial results by segment - Westinghouse, in our third quarter MD&A for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures. See page 5.

OPERATIONAL HIGHLIGHTS

•

Uranium: At the Key Lake mill, the annual maintenance shutdown began in the third quarter and included the installation of new infrastructure and repairs to major existing infrastructure. As a result of the substantial work, the shutdown was planned to be longer than in previous years and commissioning of the new infrastructure is underway. As we approach the end of the year, we have greater certainty in the timing of uranium production and deliveries. See Outlook for 2026 and Our operations in our third quarter MD&A for more information.

•

JV Inkai: JV Inkai remains on track to produce 10.4 million pounds of U3O8 (100% basis) in 2026, of which our purchase allocation is expected to be 4.2 million pounds of U3O8. In the first nine months of the year, we purchased 0.8 million pounds of U3O8 from JV Inkai and following the quarter, a shipment containing approximately 1.6 million pounds of our share of Inkai’s 2026 production was delivered to Blind River. The final shipment of our remaining share of JV Inkai’s 2026 production is currently in transit and expected to arrive at Blind River prior to the end of 2026. See Our operations- Uranium 2026 Q3 Updates in our third quarter MD&A for more information.

•

Fuel Services: We continue to expect our annual production, which includes UF6 conversion, UO2 conversion and heavy water reactor fuel bundles, to be between 13 million and 14 million kgU. See Our Operations - Fuel Services 2026 Q3 Updates in our third quarter MD&A for more information.

•

Westinghouse: In October, Westinghouse announced conditional purchase orders with four Polish suppliers to support the build out of the Polskie Elektrownie Jadrowe’s project and the first AP1000 unit at the Lubiatowo-Kopalino site. Separately, Westinghouse was authorized to begin procuring long-lead nuclear components, helping secure critical supply chain capacity, reduce project execution risk and support the planned development schedule. Also in October, Westinghouse launched a US State Department-funded FEED study for an AP1000 reactor at Slovakia’s Jaslovské Bohunice site, advancing engineering, licensing and project planning for the proposed new nuclear plant, supporting the country’s energy security objectives.

MARKETING HIGHLIGHTS

•

Deliveries and inventory: In the third quarter, we delivered 5.6 million pounds of U3O8, which is consistent with our sales plan and reflects our normal quarterly delivery variations. With production totaling 3.5 million pounds (our share) and purchases of 1.8 million pounds of uranium (purchased at an average unit cost of $83.78 per pound (US$60.15 per pound)) in the third quarter, our uranium inventory was 8.5 million pounds on September 30, 2026, with an average inventory cost of $58.37 per pound. See Financial results by segment – Uranium in our third quarter MD&A for more information.

•

Contracting: In our uranium segment, over the next five years, we have contracts in place for average annual deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2026 through 2028, and lower than the average in 2029 and 2030. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

2026 OUTLOOK UPDATE

•

Production: We have narrowed our guidance for our expected share of production of U3O8 to be between 19.5 million and 20.5 million pounds (previously 19.5 million to 21.5 million pounds) for 2026, reflecting greater certainty in the timing of uranium production as we approach the end of the year.

•

Sales/delivery volumes: We have narrowed our guidance for the sales/deliveries volumes in our uranium segment to 29.5 to 30.5 million pounds (previously 29 to 32 million pounds) as we have greater confidence in the timing of potential uranium deliveries as we approach the end of the year.

•	Financial metrics: We have updated our guidance for average unit cost of sales, direct administration costs and capital expenditures. See 2026 Outlook in our third quarter MD&A for more information.

ADDITIONAL HIGHLIGHTS

•

Westinghouse: In September, the US government, through the Department of Commerce, and the Republic of Korea announced a non-binding framework that anticipates the investment by the Republic of Korea of up to US$120 billion to help finance the buildout of up to eight new large-scale reactors in the US, including six Westinghouse AP1000 reactors. The framework builds upon the 2025 strategic partnership between Cameco, Brookfield and the US government and is subject to definitive agreements and other conditions.

•

In our 2026 second quarter MD&A, we updated the business framework for Westinghouse, replacing the framework that was previously disclosed in our 2025 annual report. We have updated that business framework in our 2026 third quarter MD&A. See Our Operations - Westinghouse in our third quarter MD&A for more information

•

Changes to the executive team: consistent with prudent succession planning and with Cameco’s ongoing commitment to execution of its balanced and disciplined strategy, effective January 1, 2027, the following changes will be made to the executive team:

•	Leah Hipperson will be appointed senior vice-president and chief financial officer, and

•	Heidi Shockey will assume the role of executive director, finance until March 31, 2027, at which time she plans to retire.

With these changes in the senior leadership team, we expect to continue to have the right people in the right positions, with the appropriate experience to help the company achieve its vision of powering a secure energy future.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2026	2025	CHANGE	2026	2025	CHANGE
Revenue	619	615	1%	2,278	2,281	—
Gross profit	122	170	(28)%	614	697	(12)%
Net earnings attributable to equity holders	43	—	>100%	199	391	(49)%
$ per common share (basic)	0.10	—	>100%	0.46	0.90	(49)%
$ per common share (diluted)	0.10	—	>100%	0.46	0.90	(49)%
Adjusted net earnings (loss) (ANE) (non-IFRS, see page 5)	(2)	32	>(100)%	279	410	(32)%
$ per common share (adjusted and diluted)	—	0.07	(100)%	0.64	0.94	(32)%
Adjusted EBITDA (non-IFRS, see page 5)	267	310	(14)%	1,166	1,338	(13)%
Cash provided by operations	3	156	(98)%	112	731	(85)%

The financial information presented for the three months and nine months ended September 30, 2025, and September 30, 2026, is unaudited.

Selected segment highlights

HIGHLIGHTS				THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)				2026	2025	CHANGE	2026	2025	CHANGE
Uranium	Production volume (million lb)			3.5	4.4	(20)%	13.6	15.0	(9)%
	Sales volume (million lb)			5.6	6.1	(8)%	20.5	21.8	(6)%
	Average realized price[1]	(US$/lb	)	65.78	62.12	6%	66.64	60.35	10%
		($/lb	)	91.76	85.22	8%	92.05	84.79	9%
	Revenue			518	523	(1)%	1,888	1,847	2%
	Gross profit			111	158	(30)%	527	578	(9)%
	Earnings before income taxes			175	172	2%	703	681	3%
	Adjusted EBITDA[2]			179	220	(19)%	855	862	(1)%
Fuel services	Production volume (million kgU)			3.2	3.1	3%	9.5	10.2	(7)%
	Sales volume (million kgU)			2.2	1.9	16%	8.6	8.6	>100%
	Average realized price [3]	($Cdn/kgU	)	42.90	49.11	(13)%	44.18	44.91	(2)%
	Revenue			95	91	4%	381	388	(2)%
	Earnings before income taxes			13	17	(24)%	87	129	(33)%
	Adjusted EBITDA[2]			24	25	(4)%	120	158	(24)%
	Adjusted EBITDA margin (%)[2]			25	27	(7)%	31	41	(24)%
(our share)	Depreciation and amortization			99	94	5%	291	285	2%
	Adjusted EBITDA[2]			143	124	15%	427	569	(25)%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 5). These costs do not include care and maintenance costs, maintenance and operational outage costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($/LB)	2026	2025	CHANGE	2026	2025	CHANGE
Produced
Cash cost	40.73	25.20	62%	29.70	24.39	22%
Non-cash cost	16.67	11.16	49%	12.47	10.98	14%
Total production cost [1]	57.40	36.36	58%	42.17	35.37	19%
Quantity produced (million lb)[1]	3.5	4.4	(20)%	13.6	15.0	(9)%
Purchased
Cash cost	83.78	82.51	2%	89.29	94.04	(5)%
Quantity purchased (million lb)[1,2]	1.8	1.4	29%	4.9	3.3	48%
Totals
Produced and purchased costs	66.36	47.50	40%	54.65	45.95	19%
Quantities produced and purchased (million lb)	5.3	5.8	(9)%	18.5	18.3	1%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases from JV Inkai during the third quarter. In the first nine months of 2026, we purchased 800,000 pounds and had weight adjustments from prior year deliveries for approximately 200,000 pounds for a total of 1 million pounds at a purchase price per pound of $111.83 (US$81.45).

[2]	In the third quarter and for the first nine months of 2025, we purchased 100,000 pounds at a purchase price per pound of $100.81 (US$73.05).

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation, adjustments to reclamation provisions flowing through other operating expenses, and bargain purchase gains, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2025 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2025 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 10 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Tokyo Electric Power Company Holding Inc’s (TEPCO) 5% participating interest in the Cigar Lake Joint Venture (CLJV) has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 7 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the third quarter and first nine months of 2026 and compares it to the same periods in 2025.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2026	2025	2026	2025
Net earnings attributable to equity holders	43	—	199	391

Adjustments
Adjustments on derivatives	6	66	104	(109)
Unrealized foreign exchange losses (gains)	—	(28)	(22)	39
Share-based compensation	(1)	22	62	59
Adjustments on other operating expense (income)	(28)	(6)	(24)	(13)
Adjustment to other income	(26)	—	(26)	—
Income taxes on adjustments	—	(22)	(41)	17
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	—	2	4
Unrealized foreign exchange losses (gains)	(2)	(2)	(13)	5
Long-term incentive plan	6	2	38	17

Adjusted net earnings (loss)	(2)	32	279	410

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) for the third quarter and first nine months of 2026 compared to the same periods in 2025.

		THREE MONTHS		NINE MONTHS
		ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2025	—	32	391	410

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization)
Uranium	Impact from sales volume changes	(13)	(13)	(34)	(34)
	Higher realized prices (US$)	28	28	181	181
	Foreign exchange impact on realized prices	9	9	(32)	(32)
	Higher costs	(71)	(71)	(166)	(166)

	Change – uranium	(47)	(47)	(51)	(51)

Fuel services	Impact from sales volume changes	3	3	—	—
	Lower realized prices ($)	(14)	(14)	(6)	(6)
	Lower (higher) costs	6	6	(33)	(33)

	Change – fuel services	(5)	(5)	(39)	(39)

	Other changes
	Lower (higher) administration expenditures	6	(17)	(37)	(34)
	Higher exploration and research and development expenditures	(7)	(7)	(18)	(18)
	Change in reclamation provisions	23	1	9	(2)
	Higher (lower) earnings from equity-accounted investees	15	19	(71)	(70)
	Change in gains or losses on derivatives	52	(8)	(189)	24
	Change in foreign exchange gains or losses	(25)	3	92	31
	Higher finance income	—	—	9	9
	Higher finance costs	(3)	(3)	(4)	(4)
	Bargain purchase gain on CLJV ownership interest increase	26	—	26	—
	Change in income tax recovery or expense	4	26	75	17
	Other	4	4	6	6

	Net earnings (loss) - 2026	43	(2)	199	279

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure.

To facilitate a better understanding of these measures, the tables below reconcile net earnings with EBITDA and adjusted EBITDA for the third quarter and first nine months of 2026 and 2025.

For the quarter ended September 30, 2026:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	175	13	(24)	(121)	43
Depreciation and amortization	52	10	—	2	64
Finance income	—	—	—	(7)	(7)
Finance costs	—	—	—	31	31
Income taxes	—	—	—	12	12

	227	23	(24)	(83)	143
Adjustments on equity investees
Depreciation and amortization	1	—	99	—	100
Finance income	—	—	(1)	—	(1)
Finance expense	—	—	46	—	46
Income taxes	—	—	(6)	—	(6)

Net adjustments on equity investees	1	—	138	—	139

EBITDA	228	23	114	(83)	282
Gain on derivatives	—	—	—	6	6
Other operating income	(28)	—	—	—	(28)
Share-based compensation	—	1	—	(2)	(1)
Other income	(26)	—	—	—	(26)

	174	24	114	(79)	233
Adjustments on equity investees
Inventory purchase accounting	—	—	1	—	1
Long-term incentive plan	—	—	7	—	7
Non-recurring expenses	—	—	17	—	17
Integration and transformation costs	—	—	4	—	4
Other expenses	—	—	7	—	7
Unrealized foreign exchange losses (gains)	5	—	(7)	—	(2)

Net adjustments on equity investees	5	—	29	—	34

Adjusted EBITDA	179	24	143	(79)	267

[1]	JV Inkai adjusted EBITDA of $29 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the quarter ended September 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	172	17	(32)	(157)	—
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(7)	(7)
Finance costs	—	—	—	28	28
Income taxes	—	—	—	16	16

	223	24	(32)	(118)	97
Adjustments on equity investees
Depreciation and amortization	2	—	94	—	96
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	49	—	49
Income taxes	3	—	(4)	—	(1)

Net adjustments on equity investees	4	—	138	—	142

EBITDA	227	24	106	(118)	239
Gain on derivatives	—	—	—	66	66
Other operating income	(6)	—	—	—	(6)
Share-based compensation	—	1	—	21	22
Unrealized foreign exchange gains	—	—	—	(28)	(28)

	221	25	106	(59)	293
Adjustments on equity investees
Long-term incentive plan	—	—	3	—	3
Integration and transformation costs	—	—	8	—	8
Other expenses	—	—	7	—	7
Unrealized foreign exchange gains	(1)	—	—	—	(1)

Net adjustments on equity investees	(1)	—	18	—	17

Adjusted EBITDA	220	25	124	(59)	310

[1]	JV Inkai adjusted EBITDA of $19 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the nine months ended September 30, 2026:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	703	87	(80)	(511)	199
Depreciation and amortization	167	31	—	5	203
Finance income	—	—	—	(25)	(25)
Finance costs	—	—	—	89	89
Income taxes	—	—	—	65	65

	870	118	(80)	(377)	531
Adjustments on equity investees
Depreciation and amortization	11	—	291	—	302
Finance income	(2)	—	(2)	—	(4)
Finance expense	—	—	137	—	137
Income taxes	19	—	(16)	—	3

Net adjustments on equity investees	28	—	410	—	438

EBITDA	898	118	330	(377)	969
Gain on derivatives	—	—	—	104	104
Other operating income	(24)	—	—	—	(24)
Share-based compensation	1	2	—	59	62
Unrealized foreign exchange gains	—	—	—	(22)	(22)

	849	120	330	(236)	1,063
Adjustments on equity investees
Inventory purchase accounting	—	—	3	—	3
Long-term incentive plan	—	—	50	—	50
Non-recurring expenses	—	—	29	—	29
Integration and transformation costs	—	—	11	—	11
Other expenses	—	—	23	—	23
Unrealized foreign exchange losses (gains)	6	—	(19)	—	(13)

Net adjustments on equity investees	6	—	97	—	103

Adjusted EBITDA	855	120	427	(236)	1,166

[1]	JV Inkai adjusted EBITDA of $187 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the nine months ended September 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	681	129	32	(452)	390
Depreciation and amortization	174	27	—	6	207
Finance income	—	—	—	(16)	(16)
Finance costs	—	—	—	85	85
Income taxes	—	—	—	140	140

	855	156	32	(237)	806
Adjustments on equity investees
Depreciation and amortization	6	—	285	—	291
Finance income	(2)	—	(2)	—	(4)
Finance expense	—	—	149	—	149
Income taxes	11	—	25	—	36

Net adjustments on equity investees	15	—	457	—	472

EBITDA	870	156	489	(237)	1,278
Loss on derivatives	—	—	—	(109)	(109)
Other operating income	(13)	—	—	—	(13)
Share-based compensation	1	2	—	56	59
Unrealized foreign exchange losses	—	—	—	39	39

	858	158	489	(251)	1,254
Adjustments on equity investees	—	—	—	—	—
Inventory purchase accounting	—	—	5	—	5
Long-term incentive plan	—	—	23	—	23
Non-recurring expenses	—	—	3	—	3
Integration and transformation costs	—	—	32	—	32
Other expenses	—	—	16	—	16
Unrealized foreign exchange losses	4	—	1	—	5

Net adjustments on equity investees	4	—	80	—	84

Adjusted EBITDA	862	158	569	(251)	1,338

[1]	JV Inkai adjusted EBITDA of $133 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the third quarter and first nine months of 2026 and 2025.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2026	2025	2026	2025
Cost of product sold	355.0	314.7	1,193.6	1,095.8
Add / (subtract)
Royalties	(44.1)	(33.2)	(145.4)	(127.0)
Care and maintenance costs	(16.1)	(14.3)	(48.2)	(42.5)
Maintenance and operational outage costs	(11.8)	(17.3)	(38.4)	(28.9)
Other selling costs	(1.6)	(2.0)	(8.1)	(8.3)
Change in inventories	12.0	(21.5)	(112.1)	(212.9)

Cash costs of production (a)	293.4	226.4	841.4	676.2
Add / (subtract)
Depreciation and amortization	52.3	50.7	167.5	173.5
Care and maintenance costs	(3.4)	(0.5)	(4.2)	(0.6)
Maintenance and operational outage costs	(1.9)	(3.0)	(5.3)	(4.5)
Change in inventories	11.3	1.9	11.6	(3.6)

Total production costs (b)	351.7	275.5	1,011.0	841.0

Uranium produced & purchased (million lb) (c)	5.3	5.8	18.5	18.3

Cash costs per pound (a ÷ c)	55.36	39.03	45.48	36.95
Total costs per pound (b ÷ c)	66.36	47.50	54.65	45.95

Management’s discussion and analysis (MD&A) and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2026, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2025, first and second quarter MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Keith Perry, general manager, McArthur River, Cameco • Daley McIntyre, general manager, Key Lake, Cameco	• Kirk Lamont, general manager, Cigar Lake, Cameco INKAI • Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our views regarding the nuclear industry and its fundamentals, uranium prices, the demand for nuclear energy and the impact of market conditions and volatility; our expectation that our strategy and diversified industry exposure will support long-term value creation; our expectation that Key Lake will be able to undertake projects that ensure flexibility and sustainable operations; our expectation that utilities will continue to evaluate their long-term fuel requirements; the expected benefits of our ownership interest in Westinghouse; the anticipated investment by the US government and Korea to help finance new large-scale reactors in the US, including six Westinghouse AP100 reactors; our expectations regarding our contact portfolio and its ability to provide insights into our decisions; our intention to maintain disciplined financial management when allocating capital and remain focused on risk-adjusted returns, customer commitments and creating sustainable value of the long term; the growing electricity demand associated with artificial intelligence, artificial data centres and technology; the potential impact that the existing reactor fleet, life extensions, restarts, committed new-build activity, energy-security priorities and the need to replace declining supply will have on our long-term outlook; our revised guidance for 2026 relating to uranium production, sales and deliveries, including with respect to average unit cost of sales, direct administration costs and capital expenditures; our views regarding our uranium contracts and contracting strategy; our revised guidance for JV Inkai production in 2026; our expectation that the final shipment of our remaining share of Inkai’s 2026 production will arrive at Blind River prior to the end of 2026; our expectations regarding our annual fuel services production for 2026; our expectations regarding our 2026 performance based on year-to-date results and our 2026 production outlook remaining unchanged; the payment of our 2026 annual dividend and the factors expected to affect the decision to declare future dividends; and the timing of our third quarter conference call and announcement of our 2026 fourth quarter and annual results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; risks related to JV Inkai’s development or production, including the risk that JV Inkai is unable to transport and deliver its production; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, the anticipated investment by the US government and Korea to help finance new reactors or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives as expected; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that Westinghouse may not be able to implement its business objectives as expected; the risk that we are adversely affected by the imposition of tariffs on Canadian energy products; the risk of reduced production levels from our operations or JV Inkai; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; JV Inkai production and our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, the anticipated investment by the US government and Korea to help finance new reactors and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relations issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA and net income; the assumption that we would not be adversely affected by the imposition of tariffs on Canadian energy products; production levels from our operations and JV Inkai ; the factors that may affect future dividend payments; and our ability to announce future financial results when expected.

Please also review the discussion in our 2025 annual MD&A, our 2026 first and second quarter MD&As and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Friday, October 30, 2026, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (833) 821-3311 (Canada and US) or (647) 846-2607. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, November 30, 2026, by calling (855) 669-9658 (Canada/ USA toll-free) or (412) 317-0088 (International toll) (Passcode 1048028)

2026 fourth quarter and annual report release date

We plan to announce our 2026 fourth quarter and annual consolidated financial and operating results before markets open on February 12, 2027. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries	Media inquiries
Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com